  SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549     FORM 6-K   REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934   For the month of November, 2009 (Commission File No. 001-32221) ,     GOL LINHAS AÉREAS INTELIGENTES S.A. (Exact name of registrant as specified in its charter)   GOL INTELLIGENT AIRLINES INC. (Translation of Registrant's name into English)   R. Tamoios, 246 Jd. Aeroporto   04630-000 São Paulo, São Paulo Federative Republic of Brazil (Address of Regristrant's principal executive offices) Indicate by check mark whether the registrant files or will file   annual reports under cover Form 20-F or Form 40-F.   Form 20-F ___X___ Form 40-F ______ Indicate by check mark whether the registrant by furnishing the   information contained in this Form is also thereby furnishing the   information to the Commission pursuant to Rule 12g3-2(b) under   the Securities Exchange Act of 1934.   Yes ______ No ___X___ If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):
1 IR Contacts ri@golnaweb.com.br   www.voegol.com.br/ir twitter.com/GOLinvest +55 (11) 2128-4700 Leonardo Pereira Executive Vice President Rodrigo Alves Head of Investor Relations Raquel Kim Investor Relations 3Q09 Earnings Results Webcast Tuesday November 10, 2009 English 9:00 a.m. (US EST) 12:00 p.m. (Brasília) Phone: (1 800) 860-2442 (US only) (1 412) 858-4600 (Other Countries) Code: GOL Replay: (1 877)344-7529 (US only) (1 412) 317-0088 (Other countries) Code: 435234# Live Webcast:: www.voegol.com.br/ir Portuguese 10:30 a.m. (US EST) 1:30 p.m. (Brasília) Phone: +55 (11) 2188-0188 Replay: +55 (11) 2188-0188 Code: GOL Live Webcast: www.voegol.com.br/ri GOL Announces Net Income of R$77.9mm in 3Q09 Operating income totals R$99.1mm, with a margin of 6.6% São  Paulo,  November  9,  2009  –  GOL  Linhas  Aéreas  Inteligentes  S.A.  (Bovespa:  GOLL4  and  NYSE:  GOL), the  largest  low-cost  and low-fare  airline  in  Latin  America, announces today its  results  for  the  third quarter of 2009  (3Q09).  The  following  financial  and  operating  information,  unless  otherwise  indicated,  is  presented  in accordance  with  International  Financial  Reporting  Standards  (IFRS)  and  in  Brazilian  Reais  (R$),  and  all comparisons  are  with  the  third  quarter  of  2008  (3Q08)  and  second  quarter  of  2009  (2Q09).  The  definitions  of financial and airline industry terms used in this release are available in the “glossary ” section at the end of this document. Operating and Financial Highlights GOL  posted  a  3Q09  net  income  of  R$77.9mm,  with  a  net  margin  of 5.2%, versus a net loss of R$510.7mm in 3Q08 and net income of R$353.7mm in 2Q09. Reflecting  the  optimization  of  its  cost  structure  and  the  focus  on  more profitable markets, GOL’s 3Q09 operating result (EBIT) was positive for the fifth  consecutive  quarter,  totaling  R$99.1mm, with  an  operating  margin  of 6.6%, compared to R$103.6mm and a margin of 5.8% in 3Q08 and R$89.9mm and a margin of 6.5% in 2Q09.   The  EBITDAR  margin  stood  at  20.0%  (R$298.7mm),  versus  14.2%  in 3Q08 (R$253.7mm) and 18.6% (R$258.8mm) in 2Q09. Operating  costs  and  expenses  totaled  R$1,397.5mm  in  3Q09,  17.0% down  year-over-year,  due  to:  (i)  operating  synergies,  thanks  to  the  merger  of GOL  and  VRG’s  operations  as  of  4Q08,  especially  in  the  sales  &  advertising and maintenance, materials & repairs lines; (ii) the reduction in the average jet fuel  price;  and  (iii)  lower  sales  and  advertising  expenses.  In  comparison  with 2Q09, there was an increase of 7.2% principally due to increases jet fuel prices and increase in operating capacity. On  August  25,  GOL  announced  a  global  share  offering  designed  to strengthen its financial position and reposition it among the most competitive airlines in the world, with a cash position of more than 20% of net revenue. The   offering   was   successfully   concluded   on   October   19,   having   raised R$627.1mm   from   the   issue   of   38.0mm   shares   (50%   common   and   50% preferred)  at  R$16.50 per  share. In  addition, a  further  5.2mm preferred  shares were sold at the same price through an over-allotment option (green shoe). As a result,  GOL’s  free  float  increased  from  44.5%  of  preferred  stock  to  70.5%  and from 22.2% of total capital to 35.3%. Highlights(R$MM) 3Q09 3Q08 Chg.% 2Q09 Chg.% Net Revenue     1,496.6 1,788.3 -16.3% 1,394.0 7.4% Operating Expenses (1,397.5) (1,684.7) -17.0% (1,304.1) 7.2% Operating Income (EBIT)           99.1 103.6 -4.3% 89.9 10.2% Operating Margin 6.6% 5.8% +0.8 pp 6.5% +0.2 pp EBITDAR         298.7 253.7 17.7% 258.8 15.4% EBITDAR Margin 20.0% 14.2% +5.8 pp 18.6% +1.4 pp Net Income           77.9 (510.7) nm 353.7 -78.0%
2 As of July 31, VoeFácil, GOL’s air transport popularization program which allows  passengers  to  acquire  their  tickets  in  up  to  36  installments,  became available   in   travel   agencies.   With   an   approximate   40%   share   of   the Company’s  e-commerce  sales,  the  new  distribution  channel  will  increase  the importance  of  the  program,  which  is  one  of  GOL’s  main  strategic  pillars  for boosting demand for air transport among Brazil’s new middle CLASS. In  3Q09,  GOL  received  IOSA  certification  (IATA  Operational  Safety Audit)  from  the  IATA  (International  Air  Transport  Association),  recognized  as the  global  benchmark  for  assessing  airlines’  operational  safety  management and   controls.   As   a   result,   the   Company   has   simplified   its   safety   audit procedures, previously subdivided into separate stages, eliminating overlap and reducing maintenance costs. The certification also increases the potential for a series  of  commercial  opportunities,  such  as  the  negotiation  of  code-share agreements   with   foreign   airlines   who   recognize   it   as   an   attestation   of operatonal safety. Up  to  November  2009,  GOL  had  signed  4  code-share  agreements, which  involve  the  sharing  of  flights  and  the  gradual  integration  of  SMILES with the mileage programs of the world’s leading long-haul airlines: I. American Airlines, one of the world’s biggest airlines and the leader on routes between Brazil and the United States with a 36.1% market share,  having  carried  471,000  passengers  in  2008  (considering  only flights   originating   in   Brazil),   acording   to   ANAC’s   2008   annual statistical survey; II. AirFrance/KLM, the leader on flights between Brazil and France and Brazil  and  the  Netherlands,  with  61.2%  and  100%  of  passengers, respectively on these routes, totaling 449,000 in 2008;   III. Iberia,  the  leader  on  routes  between Brazil  and  Spain,  with  a 69.4% share and 241,800 passengers carried; and IV. AeroMexico, the Mexican market leader, with 85.0% of the more than   68,000 passengers who traveled to Brazil on this route in 2008. All in all, these companies carried more than 1.2 million passengers in 2008 from Brazil to foreign countries, or 18.6% of the total on international flights to  Brazil.  They  were  also  responsible  for  30%  and  37.5%,  respectively,  of passengers to Europe and North America. Also  according  to  ANAC,  in  2008  foreign  airlines  carried  4.3mm  passengers on  flights  from  Brazil  to  foreign  countries,  representing  66.4%  of   the international total.   Thanks  to  the  code-share  agreements,  GOL  will  benefit  from  the  development of  international  long-  haul  traffic  without  having  to  compete  in  a  market  that  is dominated   by   global   players   and   which   is   likely   to   become   even   more competitive. As   part   of   its   strategy   of   gradually   introducing   new   domestic   and international routes, based on operational profitability per route and aircraft, as of  October,  GOL    has  begun  offering  regular  flights  between  Brazil  and Caribbean, departing from Brasília (BSB) to Aruba (AUA) and Curacao (CUR),   besides  the  regular  flights  between  São  Paulo  (GRU),  Caracas  (CCS)  and
3 Aruba  (AUA).  The  latter  flights  are  operated  by  VARIG  brand,  which  includes the Comfort CLASS with high-standard services. At the beginning of June, the Company became the first airline in Brazil to introduce   Buy   on   Board,   once   again   underlining   its   pioneering   vocation. Without  detriment  to  the  standard  on-board  service  offered  by  GOL  since  its inception,  passengers  were  able  to  purchase  a  wide  range  of  quality  products from a menu, including gourmet sandwiches, soft drinks, beer, wine, coffee,hot chocolate and others items. During  the  pilot  phase  of  the  service,  between  June  and  September,  surveys registered high levels of acceptance and approval. Thanks to the success of the initiative,  in  October  it  was  expanded  from  14  to  37  domestic  flights  between Belém,  Brasília,  Fortaleza,  Foz  do  Iguaçu,  Natal,  Porto  Alegre,  Recife,  Rio  de Janeiro   (Galeão/Antonio   Carlos   Jobim   Airport),   Salvador   and   São   Paulo (Guarulhos International Airport). Also in October, GOL became the first airline in Latin America to issue UATPs (Universal Air Travel Plans). This is a new means of payment designed to cut sales costs by reducing or eliminating credit card operating charges for airlines.   UATPs   are   accepted   by   more   than   250   associated   airlines, representing  more  than  95%  of  worldwide  seat  supply.  The  new  means  of payment also benefits travel agencies due to lower fees from credit card sales and  the  generation  of  detailed  reports,  which  permit  a  series  of  reconciliations that both speed up and improve their managerial and administrative procedures. “With the advent of Buy On Board sales, GOL is now offering passengers a more comprehensive on-board service while generating ancillary revenue, without detriment to the existing service and without burdening the Company’s cost structure.”
4 Management Comments The third quarter of 2009  was  marked  by  the  announcement  of  the  Company’s global share offering, which was successfully concluded in October, underlining the capital market’s confidence in GOL’s business plan. Thanks to the success of the offering and Company’s new cash position of more than  20%  of  net  revenue,  GOL  was  once  again  equipped  with  the  full  set  of competitive advantages that have made it one of the best positioned airlines in terms of generating profitability. In  fact,  GOL  is  uniquely  positioned  in  one  of  the  best  markets  in  the  world  for the  rapid  development  of  air  transport,  combining  two  vitally  important  factors: one  of  the  lowest  per  capita  flight  rates  on  the  planet  and  the  accelerated growth  of  the  middle  CLASS,  which  now  comprises  more  than  90mm  people, according  to  the  Getúlio  Vargas  Foundation.  In  addition,  Brazil  will  be  hosting the World Cup in 2014 and the Olympic Games in 2016, which will certainly fuel investments in the country’s airport infrastructure. GOL  is  ideally  positioned  in  this  market,  with  the  highest  number  of  flights between  the leading  domestic  airports,  as  well  as  a  modern  standardized  fleet of latest generation Boeing 737s.   SMILES,  the  largest  loyalty  program  in  Latin  America  with  more  than  6.4mm clients,  and  the  VoeFácil  card,  which  allows  passengers  to  purchase  their tickets in up to 36 installments and is now accepted by travel agents, are tools that  are  not  only  ideally  suited  for  the  corporate  segment,  but  also  encourage demand  for  air  transport  by  facilitating  payment  by  middle-income  earners  at prices that are competitive with those of interstate buses, but with substantially more added quality in terms of travel time and passenger comfort.   The  Company’s  other  advantages  include  one  of  the  lowest  operational  cost structures  in  the  world,  the  flexibility  and  speed  provided  by  the  largest  e- commerce platform in Latin America in terms of net revenue, which, in addition to  airfares,  also  offers  a  wide  range  of  ancillary  products,  including  insurance, car rentals and cargo transport. GOL’s challenge is to continue providing high-quality and safe air transport, with a focus on client satisfaction, punctuality and operational regularity. Such aims can only be achieved by a dedicated and motivated team that is determined to make   GOL   the   leader   in   consumer   preference   and   profitability,   without necessarily having the highest market share. “GOL is uniquely positioned in one of best markets in the world for the rapid development of air transport, combining two vitally important factors: one of the lowest per capita flight rates on the planet and the accelerated growth of the middle CLASS.”
5 Operating Performance Domestic Market 3Q09 3Q08 Chg.% 9M09 9M08 Chg.% ASK - GOL (billion) 9.0 8.0 12.6% 25.4 24.5 3.9% ASK - Others (billion) 12.5 10.2 22.9% 35.9 29.8 20.4% ASK - Industry (billion) 21.5 18.2 18.4% 61.3 54.3 13.0% RPK - GOL (billion) 6.1 4.6 31.3% 16.3 15.4 6.1% RPK – Others (billion) 8.4 6.9 22.0% 23.3 20.5 13.8% RPK- Industry (billion) 14.5 11.5 25.7% 39.6 35.9 10.5% Load Factor - GOL (%) 67.6% 58.0% +9.6pp 64.2% 62.9% +1.3pp Load factor - Others (%) 67.2% 67.7% -0.5pp 64.9% 68.7% -3.8pp Load factor - Industry (%) 67.4% 63.4% +3.9pp 64.6% 66.1% -1.5pp International Market 3Q09 3Q08 Chg.% 9M09 9M08 Chg.% ASK - GOL (billion) 1.2 1.9 -36.7% 4.0 7.2 -44.5% ASK – National others (billion) 6.3 5.2 21.4% 18.7 15.6 20.2% ASK - Industry (billion) 7.5 7.1 5.8% 22.7 22.8 -0.3% RPK - GOL (billion) 0.6 1.3 -52.7% 2.0 4.3 -53.2% RPK -National others (billion) 4.7 4.2 13.2% 13.4 11.9 13.0% RPK- Industry (billion) 5.4 5.5 -2.5% 15.4 16.2 -4.6% Load Factor - GOL (%) 51.1% 68.3% -17.2pp 50.5% 59.9% -9.4pp Load factor – National others (%) 74.7% 80.1% -5.4pp 71.8% 76.3% -4.5pp Load factor - Industry (%) 70.9% 77.0% -6.1pp 68.0% 71.1% -3.1pp Domestic Market: Demand In  the  third  quarter  and  first  nine  months  of  2009,  domestic  flight  demand  in Brazil,  measured  by  revenue  passenger  kilometers  (domestic  RPK)  increased by 25.7% and 10.5%, respectively, over 3Q08 and 9M08. In the same periods, demand in GOL’s network increased by 31.3% and 6.1%, respectively.   The  fact  that  GOL  outperformed  the  market  as  a  whole  was  chiefly  due  to:  (i) better   positioning   in   the   domestic   market;   (ii)   dynamic   yield   management, allowing the Company to sell seats in such a way as to attend the larger client portfolio  while  at  the  same  time  managing  operating  profitability;  (iii)  high operational  quality,  thanks  to  a  modern,  standardized  fleet  of  Boeing  737  NGs and  excellent  punctuality  and  regularity  indicators;  and  (iv)  a  focus  on  results, concentrating on routes with a population density that is compatible with its fleet characteristics and returns on capital invested. Domestic  demand  recovered  during  the  July  vacation  season  and  even  during August’s  low  season.  In  September,  demand  received  additional  momentum from the fiercely competitive environment, characterized by successive fare cuts which  lasted  until  mid-October.  Although  retail  segment  competiveness  fell  off substantially as of the latter month, it remained  a major factor in the corporate and travel agency segments. The Company improved its competitive position  without having to reduce prices to gain market share, thanks to the merger of GOL and VRG’s operations as of 4Q08, which resulted in a low and flexible operating cost structure and provided
6 passengers  with  excellent  cost-benefit  conditions,  one  example  of  which  being the return of the SMILES mileage program. In  order  to  illustrate  the  “GOL  effect”  in  the  corporate  market,  it  is  worth noting that, according to TMC Brasil, the business travel operators’ association, the Company’s share of sales through the latter’s affiliates increased by 6.1 p.p.   between 1H08 and 1H09, from 34.5% to 40.7%. Domestic Market: Yields Yields  are  expected  to  initiate  a  gradual  recovery  over  the  third  quarter  in  the final three months, especially in November and December, given that demand is continuing   to   grow   in   a   second   half   where   the   oulook   is   distinctly   more optimistic than in the first. Domestic Market: Supply and Load Factor Domestic-market seat supply, measured by available seat kilometers (domestic ASK)  increased  by  18.4%  year-over-year  in  3Q09  and  13.0%  in  the  first  nine months, giving respective average load factors of 67.4% and 64.6%. The  table  on  the  previous  page  shows  that  GOL  added  less  capacity  than  the other  market  players,  both  in  3Q09,  when  it  recorded  a  year-on-year  upturn  of   12.6%,  and  in  9M09,  when  capacity  moved  up  by  3.9%,  with  respective  load factors of 67.6% and 64.2%. GOL  continues  working  on  the  capacity  front  in  order  to  maximize  operating results, managing yields and operating with lower fleet utilization rates than its historical average, even though it has the lowest costs in the market. International Market On the international market, ASK moved up by 5.8% year-over-year in the third quarter, but dipped by 0.3% in the first nine months, while demand fell by 2.5% and  4.6%,  respectively,  in  the  same  periods.  GOL  was  one  of  those  airlines chiefly responsible for the reduction in international capacity, especially in year- to-date terms, due to its decision to discontinue intercontinental routes. Demand   remained   modest,   especially   in   regard   to   South   American   traffic decrease   due   to   the   H1N1   flu   outbreak,   particularly   on   the   Chilean   and Argentinean routes. Given  the  change  in  profile  of  GOL’s  international  routes,  together  with  the impact  of  H1N1  flu and the  unfavorable  economic scenario throughout  most  of the first half, the Company’s 3Q09 load factor fell by 17.2 p.p. over 3Q08 (from 68.3%  to 51.1%), while the 9M09 figure recorded a decline 9.4 p.p. over 9M08 (from 59.9% to 50.5%). “GOL’s rapid market share growth in the corporate segment is being fueled by the highest flight frequency between Brazil’s leading airports and SMILES, the largest mileage program in Latin America.”
7 GOL´s Operating Data 3Q09 3Q08 Chg.% 2Q09 Chg.% Revenue Passengers (000) 7,394    6,025   22.7%     6,465 14.4% Revenue Passengers Kilometers (RPK) (mm)     6,706     5,944   12.8%     5,795 15.7% Available Seat Kilometers (ASK)  (mm)    10,213      9,912   3.0%     9,635 6.0% Load Factor 65.7% 60.0% +5.7 pp 60.1% +5.5 pp Break-Even Load Factor (BELF) 61.3% 56.5% +4.8 pp 56.3% +5.1 pp Aircraft Utilization (Block Hours/Day)       12.1       12.8   -5.5%       11.3 6.7% Average Fare (R$)   175.7        275   -36.1%        199 -11.5% Yield per Passenger Kilometer (R$ cents)*     18.92     27.09   -30.2%     21.51 -12.1% Passenger Revenue per ASK (R$ cents)     12.42     16.25   -23.6%    12.94 -4.0% Operating Revenue per ASK (RASK) (R$ cents) 14.65     18.04   -18.8%     14.47 1.3% Operating Cost per ASK (CASK) (R$ cents)     13.68      17.00   -19.5%     13.53 1.1% Operating Cost, excluding fuel, per ASK (R$ cents)       8.93        9.45   -5.4%       9.07 -1.6% Departures    69,163   67,047   3.2%   67,028 3.2% Average Stage Length (km)        896        906   -1.1%         874 2.5% Average Number of Operating Aircraft       109.3      103.4   5.7%      108.2 1.0% Fuel consumption (mm litters)        330         329   0.6%        308 7.2% Full-time equivalent employees at period end   17,678    15,963   10.7%    17,19 5 2.8% Average Exchange Rate (1)       1.87       1.67   11.9%        2.08 -10.0% End of period Exchange Rate (1)       1.78       1.91   -6.9%        1.95 -8.9% Inflation (IGP-M) (2) -0.4% 1.5% -1.9 pp -0.3% -0.1 pp Inflation (IPCA) (3) 0.6% 0.8% -0.2 pp 1.3% -0.7 pp WTI (avg. per barrel, US$) (4)    68.14   118.23   -42.4%     59.69 14.2% Gulf Coast Jet Fuel Cost (average per liter, US$) (4)       0.47       0.92   -48.8%        0.41 14.2% Sources: (1)Brazilian Central Bank (2)FGV (3)IBGE (4)Bloomberg Net Revenue Net  revenue  totaled  R$1,496.6mm  in  3Q09,  16.3%  down  on  the  R$1,788.3mm recorded  in  3Q08  and  7.4%  up  on  the  R$1,394.0mm  reported  in  2Q09,  as shown below: Net Revenue Breakdown (R$MM) 3Q09 3Q08 Chg.% 2Q09 Chg.% Net Revenue 1,496.6 1,788.3 -16.3% 1,394.0 7.4% Passenger 1,268.5   1,610.3 -21.2% 1,246.5 1.8% Ancillary   228.1 178.0 28.1% 147.6 54.6% Passenger    revenue    fell    by    21.2%,    from    R$1,610.3mm,    in    3Q08,    to R$1,268.5mm,  but  edged  up  by  1.8%  over  the  R$1,246.5mm  registered  in  the previous  quarter.  The  year-over-year  reduction  was  primarily  due  to  the  more competitive   price   scenario,   especially   in   the   second   half   of   3Q09,   which reduced the average yield by 30.2%, although this was partially offset by higher demand  and  the  upturn  in  the  load  factor.  In  comparison  with  the  previous quarter, the upturn in demand and its impact on the load factor more than offset the effects of the price scenario, leading to the 1.8% revenue improvement. Ancillary  revenue  (cargo,  charter  and  other  incidental  services)  increased  by 28.1%  year-over-year,  accounting  for  15.2%  of  total  net  revenue,  due  to  the following factors: (i) the booking of revenue from the launch of the co-branded
8 SMILES   card   in   association   with   Bradesco   and   Banco   do   Brasil   –   the partnership envisaged the payment of around R$50 million from other services not related to the advanced sale of miles, such as rental from the bank’s access to  and  use  of  the  SMILES  database  and  a  share  of  card  revenue;  (ii)  higher cargo   revenue;   and   (iii)   an   increase   in   chartering   services   for   tourism companies. For the same reasons, ancillary revenue jumped by 54.6% over the R$147.6mm recorded in 2Q09. As a result of all these factors, third-quarter RASK (revenue per available seat kilometer)  fell  by  18.8%  year-over-year,  from  18.04  cents  (R$),  in  3Q08,  to 14.65  cents  (R$).  In  comparison  with  the  14.47  cents  (R$)  recorded  in  2Q09, RASK increased by 1.3%. Operating Costs and Expenses Operating Expenses (R$ MM) 3Q09 3Q08   Chg.% 2Q09 Chg.% Aircraft fuel (485.4) (748.5) -35.2% (429.8) 12.9% Salaries. wages and benefits (278.0) (246.6) 12.8% (276.7) 0.5% Aircraft rent (152.3) (124.3) 22.6% (136.4) 11.7% Aircraft Insurance (13.3) (11.0) 20.6% (13.0) 2.1% Sales and Marketing (101.8) (193.9) -47.5% (86.6) 17.6% Landing Fees (77.6) (86.1) -9.9% (79.8) -2.7% Aircraft and Traffic Servicing (100.7) (90.8) 10.9% (91.3) 10.2% Maintenance. Materials and Repairs (69.5) (90.3) -23.0% (75.8) -8.3% Depreciation and Goodwill Amortization (47.2) (25.9) 82.6% (32.5) 45.5% Other Operating Expenses (71.7) (67.3) 6.4% (82.2) -12.8% Total Operating Expenses (1,397.5)   (1,684.7) -17.0%   (1,304.1) 7.2% Total Op. Expenses Ex. Fuel Expenses (912.1) (936.2) -2.6% (874.3) 4.3% Operating  costs  and  expenses  totaled  R$1,397.5mm  in  3Q09,  17.0%  down  on 3Q08 and 7.2% up on 2Q09, due to the operational synergies from the merger of  GOL  and  VRG’s  operations  and  the  more  favorable  scenario  for  those variables outside the Company’s control (exchange rate and jet fuel). Operating Expenses per ASK 3Q09 3Q08   Chg.% 2Q09 Chg.% Aircraft fuel (4.75) (7.55) -37.1% (4.46) 6.5% Salaries, wages and benefits (2.72) (2.49) 9.4% (2.87) -5.2% Aircraft rent (1.49) (1.25) 19.0% (1.42) 5.4% Aircraft Insurance (0.13) (0.11) 17.0% (0.14) -3.7% Sales and Marketing (1.00) (1.96) -49.0% (0.90) 11.0% Landing Fees (0.76) (0.87) -12.5% (0.83) -8.2% Aircraft and Traffic Servicing (0.99) (0.92) 7.6% (0.95) 4.0% Maintenance, Materials and Repairs (0.68) (0.91) -25.3% (0.79) -13.5% Depreciation and Goodwill Amortization (0.46) (0.26) 77.2% (0.34) 37.3% Other Operating Expenses (0.70) (0.68) 3.2% (0.85) -17.7% CASK (13.68) (17.00) -19.5% (13.53) 1.1% CASK Excluding Fuel Expenses (8.93) (9.45) -5.4% (9.07) -1.6% *CASK = operating costs and expenses and divided by ASK, expressed in cents (R$).   Operating  costs  per  available  seat-kilometer  (CASK)  amounted  to  13.68  cents (R$)  in  the  quarter,  a  19.5%  reduction  over  the  17.00  cents  (R$)  recorded  in   3Q08.  Besides  the  above  mentioned  factors,  the  fact  that  this  reduction  was   higher  than  the  decline  in  total  costs  was  due  to  the  3%  period  upturn  in  the “GOL’s    operating    costs benefited from the synergies    generated    by the  merger  of  GOL’s  and VRG’s operations in 4Q08 and     the     more     stable economic scenario.” CASK Breakdown   44.4% 33.0% 34.7% 14.6% 21.2% 19.9% 7.4% 10.5% 10.9% 33.6% 35.4% 34.5% 3Q08 2Q09 3Q09 Other Leasing Personnel Fuel
9 number of seat-kilometers flown. In comparison with 2Q09, this increase came to 1.1%, helping to dilute costs. Excluding  fuel  expenses  (CASK  ex-fuel),  CASK  totaled  8.93  cents  (R$),  5.4% down on the 9.45 cents (R$) recorded in 3Q08 and 1.6% down on 2Q09. Aircraft  fuel  costs  totaled  R$485.4mm  in  the  quarter,  35.2%    down  on  3Q08, due to: (i) the 42.4% period reduction in average WTI oil prices; (ii) the 48.8% decline in Gulf Coast jet fuel prices; and (iii) gains in operating efficiency from the utilization of a fleet almost entirely made up of B737-800 and 700 NGs. This effect  was  partially  offset  by  the  11.9%  average  valuation  of  the  Real  against the   U.S.   Dollar   in   the   same   period   and   the   planned   reduction   in   aircraft utilization. In comparison between 3Q09 with 2Q09, there was an increase of 12.9% due to the  period  upturn  in  the  WTI  oil  and  Gulf  Coast  jet  fuel  prices,  both  of  which increased  by  14.2%,  and  the  5.4%  rise  in  the  Company’s  operating  capacity, partially offset by the 10.0% reduction in the average exchange rate. In per-ASK terms, this item moved up by 6.5% over 3Q08, reflecting the 2.5% growth in the average   stage   length   and   the   12.1   block   hours/day   increase   in   aircraft utilization in the 3Q09 over the 11.3 block hous/days recorded in the 2Q09. Salaries, wages  and  benefits  increased  by  12.8%,  from  R$246.6mm  in  3Q08 to  R$278.0mm  in  3Q09,  due  to  the  following  factors:  (i)  provisions  for  profit sharing  of  R$15mm,  based  on  the  first  semester  net  income  and  the  tendency for 2009 as a whole; (ii) the 8% pay rise approved in December 2008; and (iii) the 10.7% increase in the workforce due to the internalization and expansion of the  call  center  in  order  to  improve  customer  service  quality  and  increase telesales. In comparison with 2Q09,  salaries, wages and benefits increased by 0.5%    due  to  increase  in  the  workforce,  rise  in  the  number  of  departures  and growth  in  the  average  stage  length,  partially  offset  by  R$35mm  allocated  to provisions for profit sharing in 2Q09    In  per  ASK  terms,  these  expenses  climbed  by  9.4%  over  3Q08,  due  to  the reduction in aircraft utilization, and fell by 5.2% over 2Q09 due to the increase in aircraft utilization and in the average stage length. Aircraft  leasing  costs  totaled  R$152.3mm,  22.6%  up  on  3Q08,  due  to  the period increase in the number of aircraft from 117 in 3Q08  to 124 in 3Q09 and the 11.9% upturn in the average exchange rate, partially offset by lower interest rates and the reduction in the number of B767-300 aircraft from 7 to 6.   In comparison with the previous three months, these costs moved up by 11.7%, due   to   2Q09   negotiations   with   lessors   which   led   to   a   redistribution   of contractual  amounts  to  be  paid  in  the  quarter,  partially  offset  by  the  10.0% period reduction in the average exchange rate. In  per-ASK  terms,  the  increase  in  the  average  number  of  operational  aircraft from 103.4 in 3Q08 to 109.3 in 3Q09, which pushed up capacity by 3.0%, plus the decline in aircraft utilization from 12.8 to 12.1 block hours/day, reduced the upturn in leasing costs to 19.0%. Compared to 2Q09, aircraft leasing increased by 5.4%, a lower growth pace compared to absolute figures, due to the increase in aircraft utilization rate from 11.3 block hours/day to 12.1 block hours/day.
10 Aircraft insurance moved up by 20.6%, from R$11.0mm in 3Q08 to R$13.3mm in 3Q09 due to the increase in the average exchange rate and the expansion of the  total  fleet.  In  comparison  with  2Q09,  the  upturn  came  to  2.1%,  caused  by the increase in the operational fleet. In per-ASK terms, these costs moved up by 17.0%  year-over-year,  due  to  the  reduction  in  the  average  aircraft  utilization rate, and fell by 3.7% over 2Q09 due to the same factors mentioned above. Sales  and  marketing  expenses  decreased  by  47.5%,  from  R$193.9mm  in 3Q08 to R$101.8mm in 3Q09, reflecting gains in operational synergies from the companies   integrated   as   of   4Q08,   which   led   to   a   reduction   in   marketing expenses  and  the  effective  integration  of  reservation  systems  as  of  January 2009.  The  integration  provided  customers  with  a  faster,  more  efficient  ticket purchase process and reduced sales expenses. In relation to 2Q09, there was a an  increase  of  17.6%,  due  to  the  upturn  in  marketing  expenses  during  the winter  vacation  season  and,  especially,  in  September,  when  domestic  market flight  competition  was  at  its  height.  In  per-ASK  terms,  these  expenses  fell  by 49.0% over 3Q08 and climbed by 11.0% over 2Q09. Landing  fees  totaled  R$77.6mm  in  3Q09,  9.9%  lower  than  the  R$86.1mm recorded   in   3Q08,   reflecting   the   consolidation   of   GOL   and   VRG’s   route networks, eliminating overlap and optimizing market seat supply. In comparison with  2Q09,  the  reduction  was  only  2.7%,  due  to  the  impact  of  the  exchange variation  on  airport  fees  outside  Brazil.  In  per-ASK  terms,  landing  fees  fell  by 12.5% year-over-year and 8.2% quarter-over-quarter. Aircraft and traffic servicing expenses totaled R$100.7mm, 10.9% more than in  3Q08,  due  to  a  increase  in  handling  services  and  catering  costs  caused  by the increased number of arrivals and departures. For the same reasons, these expenses moved up to 10.2% in relation to 2Q09. In per-ASK terms, these costs increased by 7.6% over 3Q08 and 4.0% over 2Q09. Maintenance,  materials  and  repairs  totaled  R$69.5mm,  23.0%  down  on  the R$90.3mm  recorded  in  3Q08  due  to  reduced  maintenance  and  the  renovation and unification of the fleet, with the replacement of 737-300s and 767-300s by 737-800s  and  737-700s.  In  relation  to  2Q09,  there  was  a  reduction  of  8.3%  in maintenance, chiefly due to the positive impact of the appreciation of the Real on  services  contracted  in  foreign  currency.  In  per-ASK  terms,  these  expenses fell by 25.3% and 13.5% over 3Q08 and 2Q09 respectively. Depreciation  expenses  increased  82.6%,  from  R$25.9  million  in  3Q08  to R$47.2  million  in  3Q09.  Compared  to  R$32.5  recorded  in  2Q09,  there  was  an increase  of  45.5%.  In  both  cases  this  increase  refers  to  the  revision  of  the depreciation calculating concept in 2Q09, which changed the criteria of working life of the aircraft under financial leasing from 20 to 25 years. The concept used to  calculate  depreciation  in  2Q09,  considered  the  depreciation  of  the  aircraft since  its  record  as  fixed  assets.  As  of  3Q09,  the  concept  began  to  use  the residual  balance  of  2Q09  as  a  basis  of  calculation,  resulting  in  a  negative adjustment  of  approximately  R$6.0  million.  In  comparison  with  3Q08,  besides the  above  mentioned  factors,  there  was  an  increase  in  the  number  of  aircraft recorded  as  finance  leases  from  23  in  3Q08  to  28  in  3Q09.  In  per-ASK  terms, the increase was 77.2% and 37.3% compared to 3Q08 and 2Q09, respectively.
11 Other operating expenses (mainly comprising accommodation, crew travel and accommodation,  direct  passenger  expenses,  equipment  leasing  and  general and  administrative  expenses)  totaled  R$71.7mm  in  3Q09,  6.4%  up  on  3Q08, due  to  higher  crew  accommodation  and  direct  passenger  service  expenses,  in turn  caused  by  the  upturn  in  operational  volume.  In  relation  to  2Q09,  these expenses fell by 12.8% due to lower general and administrative expenses in a quarter when there was less expenditure on providers of related services, and a reduction  in  expenses  from  direct  passenger  services,  due  to  the  Company’s improved operating quality. Operating Result* Operating Results (R$MM) 3Q09 3Q08   Chg.% 2Q09 Chg.% EBIT 99.1      103.6   -4.3%            89.9 10.2% Margin 6.6% 5.8% +0.8 pp 6.5% +0.2 pp per ASK            0.97       1.04   -7.1%        0.93 3.9% EBITDA           146.3      129.4   13.1%          122.4 19.5% Margin 9.8% 7.2% +2.5 pp 8.8% +1.0 pp per ASK            1.43        1.31   9.7%       1.27 12.8% EBITDAR           298.7      253.7   17.7%          258.8 15.4% Margin 20.0% 14.2% +5.8 pp 18.6% +1.4 pp per ASK            2.92        2.56   14.2%        2.69 8.9% GOL’s  operating  result  was  positive  for  the  fifth  consecutive  quarter, consolidating  its  operational  position  as  a  generator  of  cash  independently  of seasonality. The 3Q09 operating margin stood at 6.6%, in line with the year-to- date average of 6.7%. In fact, the result would have been even higher but for the   fiercely   competitive   domestic   market   scenario,   which   forced   the Company to employ prices in September and October that were below those in its business plan. GOL  is  in  favor  of  low  fares  and  was  the  first  airline  to  introduce  this  concept into  Brazil.  However,  a  low-fare  policy  must  be  based  on  rational  strategic planning,  in  turn  based  on  a  low-cost  structure,  the  generation  of  ancillary revenue  and  the  penetration  of  new  markets  and/or  segments  that  permit  a consistent increase in operating margins. The  Company  has  a  firm  commitment  with  its  shareholders  to  gradually increase  its  operating margins. It therefore ensures  strict  alignment in terms of strategic planning between its shareholders and its entire management team by  maintaining  a  system  of  bonuses  that  is  100%  tied  to  improved  operating results.  Key  executives  also  have  a  stock  option  plan.  As  a  result,  3Q09 EBITDAR  totaled  R$298.7mm,  giving  an  EBITDAR  margin  of  20.0%,  versus R$253.7mm and 14.2%, respectively, in 3Q08. * EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non- USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector. “A low fare policy must be based on rational strategic planning, in turn based on a low-cost structure, the generation of ancillary revenue and the penetration of new markets and/or segments that permit a consistent increase in operating margins.”
12 Hedge Results The  Company  records  derivative  financial  instruments  in  accordance  with  IAS 39 – Financial Instruments: Recognition and Measurement. 2Q09 Hedge Results (R$MM)   WTI Foreign Exchange Interest Rate Total Effective (4.1) (4.8) - (8.9) Ineffective (36.4) (2.5) (0.6) (39.5) Not designated to hedge - - (2.8) (2.8) Total (40.5) (7.3) (3.4) (51.2) OCI (gross value) (1.6) 0.7 (1.9) (2.8) *OCI differs from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities, derivatives, foreign exchange hedges and net foreign investments. On  September  30,  2009,  the  Company  recognized  a  net  loss  from  hedge operations  of  R$51.2mm  (for  more  details  see  the  Financial  Result  section), with a negative cash impact of R$1.5mm in the same period.   Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI)  derivative  contracts,  represented  a  loss  of R$40.5 million  in  the quarter, since most of these contracts consist of zero cost collar operations, which were discontinued  in  1Q09.  Due  to  the  early  settlement of  these  contracts, although the cash disbursement of the hedge losses occurs during the same quarter, the result is only recognized during the contract maturity period. Of   this   total,   a   loss   of   R$4.1   million   was   considered   effective   for   hedge purposes  and  was  therefore  recognized  under  the  operating  result  in  the  fuel cost  line.  Of  the  remaining  R$36.4  million  CLASSified  as  ineffective,  R$30.1 million refers to contracts maturing in 3Q09 (accrual basis) and R$6.3 million  to contracts  maturing  in  the  future,  but  which  were  booked  in  advance  since statistical tests had determined their ineffectiveness for hedge purposes Foreign  exchange:  loss  of  R$7.3  million,  R$4.8  million  of  which  considered effective  and  booked  pro-rata  in  the  operating  expenses  lines  (leasings,  fuel, insurance,  etc)  and  R$2.5  million  considered  ineffective  and  recognized  as  a financial expense. Interest: loss of R$3.4 million, considered ineffective and booked as a financial expense. Hedge Operations - Mark to Market Value 4Q09 1Q10 2Q10 3Q10 Total Fuel Notional Volume in Barrels ('000) 1,007 977 616 228 2,828 Notional Volume in Litters ('000) 160,093 155,323 97,932 36,247 449,595 Price per Barrel (US$)* 64.25 78.05 83.57 86.83 74.65 Mark-to-Market Value (R$ MM)** 115.0 135.6 91.5 35.2 375.4 Foreign Exchange Notional Value in US$MM 121,750 - - - 121,750 Average Future Rates 1.9876 - - - 1.9876 Total in R$ MM 242.0 - - - 242.0 * Weighted average between collar strikes and call spreads.   * On 09/30/09, the exchange rate was R$ 1.7781/ US$1.00. GOL  adopts  a  hedging  policy  in  order  to  protect  the  Company  against  market fluctuations   in   fuel   prices,   exchange   rates   and   interest   rates   that   can substantially harm its operational competitiveness. In order to perform this task,
13 the  Company  employs  a  risk  policy  committee,  comprising  certain  members  of the Board, an external consultant, and senior executives. The committee meets quarterly  and  sets  12-month  targets  on  a  rolling  basis,  on  which  management builds its hedge positions. The committee can also meet extraordinarily if any of its members calls a meeting. The vast majority of the financial instruments used for hedging purposes consist of  WTI  or  dollar  call  options,  and  fixed  and  floating  interest  rate  swaps.  GOL focuses on simplified derivative structures, aiming to reduce its exposure to the volatility  of  these  assets  and  ensure  as  much  compliance  as  possible  with  the targets established in its annual budget. Net Financial Result The 3Q09 net financial result was revenue of R$58.5mm, versus an expense of R$556.3mm in 3Q08 and revenue of R$369.9mm in 2Q09. Financial Result (R$MM) 3Q09 3Q08 Chg.% 2Q09 Chg.% Interest Expenses (75,7) (60,6) 25,0% (57,7) 31,3%     Financial Leases (19,5) (17,6) 10,8% (21,3) -8,4%     Interest Expense (56,2) (43,0) 30,9% (36,4) 54,6% Capitalized Interest 2,7 6,9 -61,0% 1,1 140,7% Exchange Variation 163,5 (482,3) nm 448,4 -63,5% Interest and Investment Income 22,1 5,9 274,5% 3,9 nm Hedge Results (51,2) (46,8) 9,4% (13,3) 285,0% Other (2,8) 20,8 nm (12,5) -77,6% Net Financial Results 58,5 (556,3) nm 369,9 -84,1% Interest expenses moved up by 25.0% over 3Q08, primarily due to the increase in the number of aircraft under financial leasing agreements (from 23 to 28) and the upturn in Real-denominated debt to the detriment of foreign-currency debt. Compared  to  2Q09,  interest  expenses  were  up  by  25,0%,  mainly  due  to  an increase in Real denominated debt. The      exchange   variation   on   assets   and   liabilities   generated   a   gain   of R$163.5mm,  versus  a  loss  of  R$482.3  million  in  3Q08  and  a  gain  of  R$448.4 million in 2Q09.   The  exchange  variation  recorded  in  3Q09  was  due  to  the  impact  of  the  10% devaluation  of  the  dollar  between  June  30  and  September  30,  2009  on  the Company’s    foreign-currency    assets    (maintenance    deposits    and    leasing guarantees)  and  liabilities  (indebtedness).  Compared  to    3Q08,  the  exchange variation  loss  of  R$482,3  million  is  related  to  the  Real  depreciation  of  19.4% from R$1.67 by the end 2Q08 to R$1.91 by the end of 3Q09. GOL`s dollar denominated gross debt has reduced due to the following factors, when  comparing  3Q09  to  2Q09:  (i)  continue  Real  appreciation  during  the  last three quarters, (ii) issuance of R$400 million denominated debentures and, (iii) maintenance   and   leasing   deposits   decreased   in   a   lower   pace   than   dollar denominated  debt,    when  comparing 1Q09,  2Q09 and  3Q09.  As  a result dollar denominated  debt    in  the  second  quarter,  which  is  used  to  calculate  the exchange variation recorded in the 3Q09, represented 84% of gross debt, while in  1Q09,  which  in  turn  is  used  to  calculate  the  exchange  variation  recorded  in
14 2Q09,  was  97%.  As  a  result  of  the  lower  dollar  denominated  liabilities  and stable  dollar  denominated  assets  the  liabilities  gap  between  the  two  quarters decreased by 40%. Financial  revenue  was  a  positive  R$22.1mm  in  3Q09,  which  generated  an increase  comparing  to  a  revenue  of  R$5.9mm  in  3Q08,  due  to  the  increase  in the cash position and VoeFácil revenue. In comparison with 2Q09, there was a R$18.2mm increase, due to the rise in cash position and VoeFácil revenue. Income Tax Income Tax (R$MM) 3Q09 3Q08 Chg.% 2Q09   Chg.% Current income tax (0.1) (50.5) -99.8% 2.5   nm Deferred income tax (79.5) (7.5) 960.0% (108.7) -26.8% Income Tax (79.7) (58.0) 37.3% (106.2) -25.0% GOL recorded income tax of R$79.7 million  in 3Q09, 37.3% more than in 3Q08. The  year-over-year  upturn  was  chiefly  due  to  the  increase  in  deferred  income tax  based on  temporary  differences  between  tax  legislation and  the  criteria  for recognizing  income  tax  under  IFRS  in  accordance  with  IAS  12  –  Income  Tax. The  main  accounts  generating  deferred  income  tax  in  the  quarter  were:  (i)  the impact  of  the  exchange  variation  on  financial  leasings;  (ii)  the  reversal  of goodwill amortization; (iii) the difference in working life for the purposes of the depreciation and amortization of assets (whose amortization periods are shorter under tax legislation).   In  relation  to  2Q09,  there  was  a  25.0%  reduction  in  deferred  income  tax, primarily due to the effect of the exchange variation on financial leasings, which had  a  greater  impact  on  the  results  in  IFRS  of  the  previous  quarter  than  the current quarter results. Net Income GOL  posted  a  3Q09  net  income  of  R$77.9mm,  with  a  net  margin  of  5.2%, versus  a  net  loss  of  R$510.7mm  in  3Q08  and  net  income  of  R$353.7mm  in 2Q09. Liquidity and Indebtedness Total Liquidity (R$MM) 3Q09 2Q09 Chg.% 4Q08 Chg.% Reais 1,216.0 1.147.6 6.0% 936.5 29.8% Cash and Cash Equivalents 662.8 613.7 8.0% 591.6 12.0% Short Term Receivables 553.2 533.9 3.6% 344.9 60.4% Foreign Currency 1,820.0 1,865.9 -2.5% 1,702.5 6.9% Aircraft Acquisition Prepayment 912.5 953.5 -4.3% 957.2 -4.7%    Deposits   907.5 912.4 -0.5% 745.3 21.8% Total Liquidity 3,036.0 3,013.5 0.7% 2,639.0 15.0% Cash and cash equivalents closed the quarter at R$662.8mm (cash balance of R$162.3mm,  plus  R$483.8mm  in  immediate  liquidity  assets  and  R$16.7mm  in restricted cash), 12.0% up on the end of 2008 and 8.0% more than the close of June,30 2009.
15 The main factors behind the improved liquidity were: (i) positive operating cash flow  for  the  fifth  consecutive  quarter;  (ii)  the  conclusion  of  the  R$  203.5mm capital  increase  announced  in  March  2009  through  the  issue  of  subscription rights   to   the   Company’s   shareholders;   (iii)   a   R$400mm   debenture   issue, partially  guaranteed  by  receivables  of  R$250mm,  at  126.5%  of  the  CDI  rate, with  monthly  amortizations  as  of  the  seventh  month  of  the  contract  until  final maturity in May 2011; and (iv) the signing of a partnership agreement on June 29,2009  with  Bradesco  and  Banco  do  Brasil  involving  the  creation  of  a  co- branded  SMILES  credit  card,  for  which  the  Company  has  received  R$150mm (R$100mm  in  2Q09  and  R$50mm  in  3Q09)  of  the  total  amount  of  R$252mm,   relative to the advanced sale of miles to the two financial institutions, rental of access to the SMILES database, a share of card revenue and other factors.   Maintenance  and  leasing  deposits  are  related  to  contractual  obligations  with lessors and are booked under long-term and short-term assets. These deposits guarantee the Company’s obligations regarding maintenance of a portion of its leased fleet as well as financial and operational leasing payments.   In 3Q09, these deposits totaled R$907.5mm, 0.5% down on 2Q09 and 21.8% up on 4Q08, chiefly due to the substitution of R$230mm in letter of credit, given in   guarantee of the deposits, which became due in the first half during the global financial crisis, one of whose main effects was the absence of credit facilities in the world’s leading financial institutions. Short-term receivables include flight sales via credit card, receivables from the VoeFácil  installment  payment  program,  and  accounts  receivable  from  travel agencies  and  cargo  transportation.  At  the  end  of  3Q09,  these  receivables totaled R$533.2mm, 3.6% up on the R$533.9mm recorded at the close of 2Q09, chiefly due to the Company’s increased cash flow. Pre-delivery  aircraft  payments  closed  3Q09  at  R$912.5mm.  These  amounts were  recorded  as  fixed  assets  in  the  balance  sheet  and  are  related  to  the acquisition of new aircraft. All aircraft scheduled for delivery between 2009 and 2012  have  already  secured  long-term  financing  with  banks  through  lease-back operations or long-term loans backed by Ex-Im Bank. Commitments (R$ MM) 3Q09 2Q09 Chg.% 4Q08 Chg.% Aircraft Financing 1,665.1 1,850.4 -33.1% 2,271.3 -67.0% Financial Leasings 1,324.6 1,360.6 -2.6% 1,573.6 -15.8% PDP Facility 340.5 489.7 -30.5% 697.7 -51.2% Loans and Financing 1,352.5 1,325.0 2.9% 1,109.4 21.9% Loans and Financing  (ex-perpetual) 1,036.1 978.2 7.1% 694.9 49.1% Perpetual Bonus 316.3 346.8 -8.8% 414.5 -23.7% Interest 26.9 21.8 -23.8% 25.6 5.4% Total Gross Debt 3,044.5 3,197.1 -4.8% 3,406.2 -10.6% Operating Leases *  (off balance) 2,646.9 2,973.7 -11.0% 3,285.2 -19.4% Total Commitments 5,691.4 6,170.8 -7.8% 6,691.4 -14.9% * the sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to note 19  of the financial statements. On  September  30,  2009,  total  loans  and  financings  came  to  R$3,044.5mm. Long-term  debt  had  an  average  term  of  5.4  years,  with  an  average  rate  of 10.9% for local-currency debt and 7.8% for dollar-denominated debt. Excluding the  perpetual  bonds,  which  have  no  maturity  date,  debt  fell  to  R$2,728.2mm
16 with the positive impact of the exchange variation generating a 4.8% reduction in 3Q09, partially offset by an additional working capital line of R$110mm. Total  financial  obligations,  comprising  the  gross  debt  recorded  in  the  balance sheet and projected operating leases payments between 2009 and 2021, based on September 30, came to R$5,691.4mm, 7.2% down on 2Q09 and 14.9% down on 4Q08, primarily due to the 9M09 appreciation of the Real against the dollar. Aircraft Financing (R$ MM) 3Q09 2Q09   Chg.% 4Q08 Chg.% Short Term (Foreign Currency) 459.9 613.1 -25.0% 855.6 -46.3% PDP Facility 340.5 489.7 -30.5% 697.7 -51.2% Financial Leasings 119.4 123.4 -3.3% 157.9 -24.4% Long Term Debt (Foreign Currency) 1,205.2 1,237.2 -2.6% 1,415.7 -14.9% Financial Leasings 1,205.2 1,237.2 -2.6% 1,415.7 -14.9% Total Aircraft Financing 1,665.1 1,850.4 -10.0% 2,271.3 -26.7% Also  on  September  30,  aircraft  financing  totaled  R$1,665.1mm,  comprising  a credit  line  for  the  prepayment  of  aircraft  acquisitions  (PDP  Facility)  amounting to  R$340.5mm,  all  of  which  is  already  refinanced  through  a  combination  of lease-back   operations   and   long-term   bank   loans   with   financial   institutions, backed  by  the  U.S.  Ex-Im  Bank.  Financial  leasing  operations,  which  totaled R$1,324.6mm,  are  financial  expenses  paid  monthly  to  the  aircraft  lessors  with the Company’s own operating cash flow. Financial Debt Schedule (R$ MM) 2010 2011 2012 2013 after 2013 Total Local currency 229.1 126.7 11.5 3.1 0.5 370.8 Working Capital 160.0 - - - -    160.0 BDMG 1.0 3.1 3.1 3.1 0.5 10.8 BNDES 3.6 14.4 8.4 - - 26.3      Debentures 64.5 109.3 - - -    173.7 Foreign currency 7.4 14.8 14.8 11.1 368.1 416.3 IFC loan 7.4 14.8 14.8 11.1 - 48.2 Senior Notes - - - - 368.1 368.1 Total 236.5 141.5 26.3 14.2 368.6 787.1 Financial Indicators 3Q09 2Q09    Chg.% 4Q08 Chg.% % of Gross Debt Foreign Currency 79.9% 84.2% -4.3pp 96.3% -16.6pp Net Financial Debt (R$ MM) 2,381.7 2,583.4 -7.8%    2,814.7 -15.4% Net Financial Debt Excl. PDP and Perpetual (R$MM) 1,724.8 1746.8 -1.3%    1,702.5 1.3% Net Commitments1 (R$MM) 5,028.6    5,516.1      -8.8%    6,099.9 -17.6% Adjusted Gross Debt2 (R$MM) 8,051.3    8,007.6   0.5% 7,921.8 1.6% Adjusted Net Financial Debt (R$MM) 7,388.4    7,393.9      -0.1%    7,330.3 -0.79% Adjusted Gross Debt 2/ EBITDAR* 6.6 6.9   -3.2% 11.6 -42.9% Adjusted Gross Debt2/ EBITDAR + Interest Revenues* 5.9 6.0   -2.3% 10.4 -43.6% Adjusted Net Financial Debt 3 / EBITDAR* 6.1 6.3   -3.8% 10.8 -43.4% Adjusted Gross Debt2 / EBITDAR+ Interest Revenues*   5.4 5.6   -2.9% 9.6 -44.1% Adjusted Gross Debt2 / Adjusted Capitalization   (balance) 0.8 0.8   -0.8% 0.9 -7.1% Adjusted Gross Debt2 / Adjusted Capitalization   (market) 0.7 0.8    -13.8% 0.8 -17.6% EBITDA / Financial Expenses* 1.7 1.6   6.6% 0.1 nm Net Financial Commitments  */EBITDAR* 4.1 4.7    -12.2% 8.9 -53.7% Cash / Interest Revenues (UDM) 11.1% 9.8%   +1.3 pp 9.2% +1.9 pp 1Financial Commitments (gross debt + operating leasing contracts in accordance with note 19 of the financial statements) excluded Cash and Cash Equivalents and Short Term Financial Investments 2 Gross Debt + last 12 months of Operation Leases Expenses x 7 3 Adjusted Gross Debt excluded Cash and Cash Equivalents and Short Term Financial Investments 3 Considering quotation of R$18.36 per share
17 Fleet and Fleet Plan The Company is continuing with its plan to replace its Boeing 737-300 and 767- 300  aircraft  with  737-800NGs  and  737-700NGs  for  operations  on  short-  and medium-haul  routes.  These  aircraft  have  lower  operating  costs,  are  more  fuel- efficient and will reduce the fleet’s average age. The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 124 aircraft, 96 were under operational leases and 28 under financing leases. Operating Fleet Seats* 3Q09 3Q08 Chg.# 2Q09 Chg.# B737-300 141 5 15 (10) 9 (4) B737-700 NG 144 43 36 7 42 1 B737-800 NG 177 21 22 (1) 22 - B737-800 NG SFP 187 40 32 8 37 2 B767-300 ER 218 - - - - - Sub Total* 18,094 109 105 4 110 (1) Non-Operating Fleet Seats* 3Q09 3Q08 Chg, # 2Q09 Chg, # B737-300 141 7 5 2 6 1 B737-700 NG 144 - - - - - B737-800 NG 177 2 -  2 2  -  B767-300 ER 218 6 7 (1) 6 -  Sub Total* 2,649 15 12 3 14 1 Total 57,829 124 117 7   124 - * Total seats in 3Q09 In  3Q09,  GOL  took  delivery  of  one  Boeing  737-700NG  and  two  Boeing  737- 800NG SFPs to replace three Boeing 737-300s, which were returned during the period.  The  Company  closed  the  quarter  with  109  operational  aircraft,  with  an average age of 7.3 years. Operating Fleet Plan 2009 2010 2011 2012 2013 2014 B737-700 NG 42 40 40   40   40 40 B737-800 NG* 66 71 75   79   81 85 Total 108 111 115   119   121 125 * including  SFP aircrafts (short field performance) Aircraft Payments Forecast (R$ MM)   until June of each year 2010 2011 2012 2013 After 2013 Pre Delivery Deposits 175.4 148.2 376.5 467.0 433.7 Aircraft acquisition Commitments* 1,601.5 1,158.4 436.1 2,133.6 6,611.6 Total 1,776.9 1,306.6 812.6 2,600.6 7,045.3 * List prices Maturing and Interest    Maturing Contracted Effective p.a Currency Working Capital aug/09 111.5 % CDI 11.41% Real BNDES jul/12 TJLP +2.65% 8.90% Real BDMG jan/14 IPCA +6% 11.33% Real Debentures may/11 126.5% CDI 12.02% Real PDP Facility feb/10 Libor + 0.5% 1.02% Dollar IFC Loans jul/13 Libor +1.875% 3.34% Dollar Senior Notes apr/17 7.5% 7.50% Dollar Perpetual Bonds no maturity 8.75% 8.75% Dollar
18 Guidance GOL reviews its operating and financial projections on a quarterly basis in order to  give  the  market  a  more  accurate  view  of  its  expectations  for  the  coming periods. This  quarter,  the  Company  is  reviewing  its  guidance  reflecting  changes  in foreing  exchange  currency  and  WTI  quotes  in  the  capital  markets  as  well  as domestic market demand estimates for a positive growth, reflecting on its flight network demand estimates. Operating Fleet Guidance 2009E Previous 2009E Revised Domestic Market Growth (% RPKs) 2 / 4 10 / 14 Passengers Transported (million) 28 28 ASKs. System (billion) 40.0 40.0      Domestic 35.0 35.0      International 5.0 5.0 Fleet (end of period) 108 108 RPK, System (billion) 24.5 25.3 Departures (000) 290 280 CASK ex-fuel (R$ cents)   9.3 9.2 Fuel litters consumed (billion) 1.30 1.30 Fuel Price (R$/ litter) 1.60 1.60 Average WTI (US$ / barrel) 63 60 Average Exchange Rate (R$/ US$) 2.09 2.00 Subsequent Events Conclusion of Global Share Offering On  October  19,  GOL  announced  the  conclusion  of  its  global  share  offering, which resulted in the placement of 62.2 million common and preferred shares at R$16.50 per share (US$9.48 per ADS), 38.0 million of which, totaling R$627.1 million, in the primary offering. The follow-on offering was entirely subscribed at the same price per share and totaled R$85.5 million. As a result, the preferred share free float (excluding those shares held by Board members  and  executive  officers)  increased  from  44.5%  to  70.5%.  In  terms  of total capital, the free float climbed from 22.2% to 35.3%. GOL’s  new  cash  position,  which  curently  represents  more  than  20%  of  its  net revenue in the last 12 months, together with its competitive advantages, mean that  it  is  ideally  positioned  and  structured    to  benefit  from  the  growth  of  air transport in Brazil and Latin America. Ownership Breakdown before Global Share Offering       Shareholders Common % Preferred % Total % Fundo ASAS 114,197,142 85.7 59,795,617 52.4 173,992,759 76.2 Board and Directors 16 - 2,064,587 1.8 2,064,603 0.9 Treasury stocks - - 1,574,200 1.4 1,574,200 0.7 Free Float -  - 50,762,751 44.5 50,762,751 22.2 Total 114,197,158 100 114,197,155 100 228,394,313 100
19 Ownership Breakdown after Global Share Offering     Shareholders Common % Preferred % Total % Fundo ASAS 133,199,642 100 35,610,617 26.7 168,810,259 63.4 Board and Directors 16 - 2,064,587 1.5 2,064,603 0.8 Treasury stocks - -  1,574,200 1.2 1,574,200 0.6 Free Float -  -     93,950,251 70.5 93,950,251 35.3 Total 133,199,658 100 133,199,655 100 266,399,313 100 Organizational Restructuring On  November  3,  GOL  announced  an  organizational  restructuring  designed  to improve  efficiency and  ensure  greater integration  of  its  activities. The initiative   was  a  response  to  the  Company’s  rapid  growth  in  recent  years  and  is  aligned with its strategic objectives. The  restructuring  reduced  the  number  of  Vice-Presidencies  to  four:  (i)  Finance, Strategy  and  Information  Technology,  headed  by  Leonardo  Pereira;  (ii)  Market, temporarily  led  by  Constantino  de  Oliveira  Júnior;  (iii)  Customers,  Employees and  Management,  headed  by  Ricardo  Khauaja;  and  (iv)  Technical,  under  the command of Captain Fernando Rockert de Magalhães. Due  to  the  extinction  or  change  in  profile  of  certain  areas,  VPs  Wilson  Maciel Ramos  and  Tarcísio  Gargioni  left  the  Company.  Both  executives  are  highly competent  professionals  who  have  made  an  invaluable  contribution  to  GOL’s growth, for which they deserve the Company’s recognition and gratitude. Glossary of Industry Terms Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period   Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet. Available  seat  kilometers  (ASK):  represents  the  aircraft  seating  capacity  multiplied  by  the  number  of kilometers the seats are flown. Average stage length: represents the average number of kilometers flown per flight. Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate Breakeven  load  factor:  the  passenger  load  factor  that  will  result  in  passenger  revenues  being  equal  to operating expenses. Charter: a flight operated by an airline outside its normal or regular operations. Collars: the upper and lower interest limits for a securities issue with a floating interest rate.   EBIT: earnings before interest and taxes. EBITDA: earnings before interest, taxes, depreciation and amortization. EBITDAR:  earnings  before  interest,  taxes,  depreciation,  amortization  and  rent.  Airlines  normally  present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business. IFRS  (International  Financial  Reporting  Standard):  International  Accounting  Standards  adopted  by  the European  Union  countries  as  of  December  31,  2005,  and  which  will  become  mandatory  for  Brazilian companies as of 2010. Lessor: the party renting a property or other asset to another party, the lessee.
20 Load  factor:  represents  the  percentage  of  aircraft  seating  capacity  that  is  actually  utilized  (calculated  by dividing RPK by ASK) Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration). OCI  (Other  Comprehensive  Income):  OCI  is  different  from  net  income  and  generally  comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities, derivatives, foreign exchange hedges and net foreign investments. Net Revenue: total operating revenue less taxes and deductions. Notional Volume: the face value or total value of an underlying asset controlled by a derivative instrument.     Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers. Operating  cost  per  available  seat  kilometer  ex-fuel  (CASK  ex-fuel):  represents  operating cost divided by available seat kilometers excluding fuel expenses. Operating  revenue  per  available  seat  kilometer  (RASK):  represents  operating  revenues  divided  by available seat kilometers. Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers. Payload: refers to the actual item being transported. It is accompanied by a docket identifying the sender and the recipient, which is discarded on arrival. PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions. QAV – Mexican Gulf: refers to the cost of aviation fuel – in Brazil, this is calculated using a formula  based on Mexican gulf fuel prices. Revenue passengers:  refers  to  the  total  number  of  passengers  on  board  who  have  paid  more  than 25% of the full flight fare. Revenue passenger kilometers (RPK): the sum performance the products of the number  of paying passengers on a given flight and the length of the flight. Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long term, enabling one to make use of the resource without owning it. Slot: the right of an aircraft to take off or land at a given airport for a determined period of time. Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party. Wet-lease:    a    leasing    agreement    whereby    an    airline    (lessor)    provides    an    aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown. WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets. Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer
21 Balance Sheet (R$ `000) IFRS Unaudited 3Q09 2Q09 4Q08 Assets        7,680,746        7,684,703          7,258,578 Current Assets       1,808,167       1,761,584         1,661,921 Cash and cash equivalents           162,341           183,744             169,330 Financial assets           483,806           416,783             245,585 Restricted cash             16,678             13,199             176,697 Trade and other receivables           553,165           533,912             344,927 Inventories of parts and supplies           195,156           231,213             200,514 Recoverable income taxes             66,420             66,543             110,767 Deposits           181,282           194,503             237,914 Prepaid expenses             95,893           108,243             123,801 Other current assets             53,426             13,444               52,386 Non-Current Assets       5,872,579       5,923,119         5,596,657 Property and equipment, net        3,141,799        3,096,436          2,998,756 Intangible Assets        1,225,073        1,211,942          1,210,320 Other Non-Current Assets       1,505,707       1,614,741         1,387,581 Prepaid Expenses             65,917             68,260              58,793 Deposits           726,200           717,932             507,428 Recoverable and deferred income taxes           687,683           748,160             729,784 Restricted cash               7,112               6,988                 6,589 Other non-current assets             18,795             73,401               84,987 Liabilities and Shareholders` Equity        7,680,746        7,684,703          7,258,578 Current Liabilities       2,407,915       2,299,715         2,582,579 Short-term borrowings           895,804           871,433             967,452 Accounts payable           342,845           319,811             283,719 Salaries, wages and benefits           240,607           211,085             146,805 Current income taxes payables             26,191             36,162               39,605 Sales tax and landing fees             69,753             74,159               97,210 Advance ticket sales           538,581           486,425             572,573 Provisions             32,966             79,323             165,287 Smiles deferred revenue             136,631           126,401               90,043 Other current liabilities           124,537             94,916             219,885 Non-Current Liabilities       3,485,788       3,681,546         3,604,391 Long-term debt        2,148,654        2,325,757          2,438,881 Smiles deferred revenue           301,275           315,545             262,626 Deferred income taxes           761,839           718,304             548,680 Provisions             75,885           109,713             157,310 Other non-current liabilities           198,135           212,227             196,894 Shareholder's Equity       1,787,043       1,703,442         1,071,608 Issued share capital        1,454,149        1,454,149          1,250,618 Capital reserves             89,556             89,556               89,556 Treasury shares           (41,180)           (41,180)           (41,180) Retained  earnings (losses)           284,518           200,917           (227,386)
22 Income Statement (R$ `000) IFRS Unaudited 3Q09 3Q08 Chg.% 2Q09 Chg.% 9M09 9M08 Chg.% Net operating revenues            1,496,657             1,788,271 -16.3%             1,394,040 7.4% 4,407,733 4,857,560 -9.3% Passenger          1,268,513             1,610,313 -21.2%             1,246,451 1.8% 3,901,400 4,449,736 -12.3% Cargo and Other             228,144                177,958 28.1%                147,589 54.6% 506,333 407,824 24.2% Operating Costs and Expenses        (1,397,570)          (1,684,715) -17.0%          (1,304,091) 7.2% (4,113,606) (5,000,071) -17.7% Salaries, wages and benefits           (278,015)             (246,558) 12.8%             (276,720) 0.5% (801,165) (734,898) 9.0% Aircraft fuel             (485,372)             (748,504) -35.2%             (429,796) 12.9% (1,361,232) (2,146,278) -36.6% Aircraft rent           (152,345)             (124,300) 22.6%             (136,409) 11.7% (506,239) (436,074) 16.1% Aircraft insurance             (13,299)               (11,030) 20.6%               (13,030) 2.1% (44,513) (32,037) 38.9% Sales and marketing           (101,824)             (193,884) -47.5%               (86,571) 17.6% (270,472) (456,469) -40.7% Landing fees             (77,596)               (86,095) -9.9%               (79,752) -2.7% (238,024) (266,507) -10.7% Aircraft and traffic servicing           (100,669)               (90,789) 10.9%               (91,347) 10.2% (278,399) (317,716) -12.4% Maintenance materials and repairs             (69,508)               (90,267) -23.0%               (75,801) -8.3% (268,918) (233,003) 15.4% Depreciation             (47,245)               (25,879) 82.6%               (32,465) 45.5% (116,407) (91,494) 27.2% Others             (71,697)               (67,409) 6.4%               (82,200) -12.8% (228,237) (285,595) -20.1% Operating Result (EBIT) 99,087 103,556 -4.3% 89,949 10.2% 294,127 (142,511) -306.4% EBIT Margin 6.6% 5.8% +0.8 pp 6.5% +0.2 pp 6.7% -2.9% +9.6pp Other Income (expenses) 58,489 (556,260) -110.5% 369,936 -84.2% 415,562 (404,610) -202.7% Interest expenses             (75,747)               (60,584) 25.0%               (57,694) 31.3% (213,416) (178,732) 19.4% Capitalized Interest               2,674                    6,850 -61.0%                    1,111 -140.7% 5,198 21,094 -124.6% Exchange variation gains (losses)             163,520             (482,349) -133.9%                448,395 -63.5% 697,992 (255,587) -373.1% Interest Revenues               22,058                  28,061 -21.4%                  62,016 -64.4% 157,396 79,607 97.7% Other expenses, net             (54,016)               (48,238) 12.0%               (83,892) -35.6% (231,608) (70,992) 226.2% Income (loss) before income taxes 157,576 (452,704) -134.8% 459,885 -65.7% 709,689 (547,121) -229.7% Income taxes (expense) benefit             (79,691)               (58,029) 37.3%             (106,196) -25.0% (216,681) (150,651) 43.8% Net income (loss)               77,885             (510,733) -115.2%                353,689 -78.0% 493,008 (697,772) -170.7% Net Margin 5.2% -28.6% +33.8 pp 25.4% -20.2 pp 11.2% -41.2% +52.4pp EBITDA             146,332                129,435 13.1%                122,414 19.5% 410,534 (51,017) -904.7% EBITDA Margin 9.8% 7.2% +2.5 pp 8.8% +1.0 pp 9.3% -1.1% +10.4pp EBITDAR             298,677                253,735 17.7%                258,823 15.4% 916,773 385,057 138.1% EBITDAR Margin 20.0% 14.2% +5.8 pp 18.6% +1.4 pp 20.8% 7.9% +12.9pp
23   Cash Flow (R$'000) IFRS 3Q09 3Q08 Chg.% Cash flows from operating activities   Net income (loss)   77,885 (510,733) -115.2    Adjustments to reconcile net income (loss)       to net cash provided by operating activities: Depreciation and amortization 47,245 25,879 82.6%    Share-based payments 1,033 1,215 -15.0%    Net foreign exchange fluctuations   (163,520) 482,349 -133.9%    Allowance for doubtful accounts (3,670) 3,863 -195.0%    Smiles deferred revenue (3,144) 62,685 -105.0%    Losses in fair value of derivative financial instruments 49,700 33,412 48.7%    Deferred income taxes 79,955 51,290 55.9%    Other non-monetary items 37,595 11,238 234.2%    Changes in operating assets and liabilities:   Provisions (80,185) (468) nm    Trade and other receivables   (15,583) (43,209) -63.9%    Changes in inventories   36,057 (16,528) -318.2%    Deposits   (11,485) (15,435) -25.6%    Prepaid expenses   14,693 (12,549) -217.1%    Other assets 14,624 11,824 23.7%    Advance ticket sales 52,156 33,209 57.1%    Smiles deferred revenues   (896) (105,504) -99.2%    Accounts payable   23,034 92,843 -75.2%    Sales tax and landing fees (4,406) (6,375) -30.9%    Income taxes 14,616 (15,939) 191.7 %    Other liabilities 73,757 5,175 nm    Net cash provided by (used in) operating activities 91,947 88,242 4.2%    Cash flows from investing activities Investments in financial assets (67,023) 20,814 -422.0%    Net investments in restricted cash (3,603) 11,412 -131.6%    Payment of property, plant and equipment (88,878) (49,105) 81.0%    Payment of intangible assets   (22,097) (3,216) 586.0%    Net cash used in investing activities (181,601) (20,095) 803.5%    Cash flows from financing activities   Net proceeds from / repayment of debt   114,252 51,327 122.6%    Repayments of finance leases (46,000) (40,597) 13.3%    Net cash provided by (used in) financing activities 68,252 10,730 536.1%    Net increase (decrease) in cash and cash equivalents (21,402) 78,877 -127.1%    Cash and cash equivalents at beginning of the period 183,743 296,262 -38.0%    Cash and cash equivalents at end of the period   162,341 375,139 -56.7%    Supplemental disclosure of cash flow information: Interest paid   15,390 151,657 -89.9%    Income tax paid   (143) (3,116) -95.4%
24 CONTACT:   Investor Relations Leonardo Pereira – Executive Vice President   Rodrigo Alves – Head of IR   Phone.: (55 11) 2128-4700   E-mail: ri@golnaweb.com.br   Website: www.voegol.com.br/ir   Twitter : www.twitter.com/GOLInvest   Corporate Communications   Phone.: (55 11) 2128-4413   E-mail: comcorp@golnaweb.com.br   Twitter : www.twitter.com/GOLcomunicacao Media Relations Edelman (U.S and Europe):   M. Smith and N. Dean   Phone.: 1 (212) 704-8196 / 704-4484   meaghan.smith@edelman.com or   noelle.dean@edelman.com Loans (R$MM) 3Q09 2Q09 Chg.% 4Q08 Chg.% Short Term 895.8 871.4 2.8% 967.3 -7.4% Reais 401.2 223.6 79.4% 68.3 485.7% Working Capital 160.0 50.0 220.0% 50.0 220.0% BNDES 14.4 14.2 1.6% 14.0 1.4% BDMG 2.8 2.8 0.0% 2.6 9.1% Debentures 220.8 153.3 nm - nm    Interest 3.3 3.4 -5.1% 1.7 92.8% Foreign Currency 494.7 647.8 -23.6% 899.0 -45.0% PDP Facility 340.5 489.7 -30.5% 697.7 -51.2% IFC Loans 11.1 16.3 -31.7% 19.5 -42.9% Financial Leasing 119.4 123.4 -3.3% 157.9 -24.3% Interest 23.7 18.4 29.2% 23.9 -0.7% Long Term 1,832.3 1,978.9 -7.4% 2,024.4 -9.5% Reais 210.8 281.4 -25.1% 49.2 328.3%     BNDES 26.3 29.5 -10.9% 36.6 -28.2% BDMG 10.8 11.4 -5.5% 12.6 -14.3% Debentures 173.7 240.4 -27.7% - nm Foreign Currency 1,621.5 1,697.6 -4.5% 1,975.2 -17.9%     IFC Loans 48.2 56.9 -15.4% 77.9 -38,2% Financial Leasing 1,205.2 1,237.2 -2.6% 1,415.7 -14.9% Senior Notes 368.1 403.4 -8.8% 481.6 -23.6% Gross Debt 2,728.2 2,850.3 -4.3% 2,991.9 -8.8%     Perpetual Bonds 316.3 346.8 -8.8% 414.5 -23.7% Gross Debt Including Perpetual Bonds   3,044.5                 3,197.1 -4.8%         3,406.2 -10.6% * Some calculations may not match due to rounding up or down. About GOL Linhas Aéreas Inteligentes S.A. GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the  largest  low-cost  and  low-fare  airline  in  Latin  America,  offers  around 800  daily  flights  to  49  destinations  that  connect  all  the  important  cities  in Brazil  and  ten  major  destinations  in  South  America  and  Caribbean.  The Company  operates  a  young,  modern  fleet  of  Boeing  737  Next  Generation aircraft,  the  safest  and  most  comfortable  of  its  CLASS,  with  high  aircraft utilization  and  efficiency  levels.  Fully  committed  to  seeking  innovative solutions through the use of cutting-edge technology, the Company - via its GOL,  VARIG,  Gollog,  SMILES  and  Voe  Fácil  brands  -  offers  its  clients easy  payment  facilities,  a  wide  range  of  complementary  services  and  the best cost-benefit ratio in the market. This   release   contains   forward-looking   statements   relating   to   the   prospects   of   the business,  estimates  for  operating  and  financial  results,  and  those  related  to  growth prospects of GOL. These are merely projections and, as such, are based exclusively on the  expectations  of  GOL’s  management  concerning  the  future  of  the  business  and  its continued access to capital to fund the Company’s business plan. Such forward-looking statements   depend,   substantially,   on   changes   in   market   conditions,   government regulations,  competitive  pressures,  the  performance  of  the  Brazilian  economy  and  the industry,  among  other  factors  and  risks  disclosed in  GOL’s  filed  disclosure  documents and are, therefore, subject to change without prior notice.
  SIGNATURE     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly  caused  this  report  to  be  signed  on  its  behalf  by  the  undersigned,  thereunto  duly authorized. Date: November 09, 2009   GOL LINHAS AÉREAS INTELIGENTES S.A. By: /S/ Leonardo Porciúncula Gomes Pereira Name: Leonardo Porciúncula Gomes Pereira Title:    Executive Vice-President and Chief Financial Officer     FORWARD-LOOKING STATEMENTS This press release may contain forward-looking statements. These statements are statements that are not historical   facts,   and   are   based   on   management's   current   view   and   estimates   offuture   economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes",  "estimates",  "expects",  "plans"  and  similar  expressions,  as  they  relate  to  the  company,  are intended  to  identify  forward-looking  statements.  Statements  regarding  the  declaration  or  payment  of dividends,  the  implementation  of  principal  operating  and  financing  strategies  and  capital  expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results  of  operations  are  examples  of  forward-looking  statements.  Such  statements  reflect  the  current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and  factors,  including  general  economic  and  market  conditions,  industry  conditions,  and  operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.